SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 11, 2009 with the report for the three-month periods ended on September 30, 2009 and on September 30, 2008 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 11, 2009, the Company filed the report for the three-month period ended on September 30, 2009 and September 30, 2008, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such six-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

September 30, 2009 and 2009

1. Period Results

(three-month period ended on September 30, 2009 and 2008)

	In thousands of Ps.
	09/30/09	09/30/08
Ordinary	131,445	(70,265)
Extraordinary	—	—
Period Loss (Profit)	131,445	(70,265)

2. Net Worth Composition
Capital Stock	578,676	578,676
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	793,123	793,123
Legal Reserve	32,374	29,631
Reserve for new projects	193,486	193,486
Retained Earnings	342,212)	(15,390)
Temporary conversion difference	14,133	—
Total Net Worth	2,228,391	1,853,913

In accordance with Article o), Section 63 of the above referred rules, the Company informed that as of September 30, 2009, the capital stock of the Company is Ps.578,676,460, divided into 578,676,460 of registered common shares, face value Ps. 1 each, and with one vote each.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. with 330,552,392 shares, which represent 57.12% of the issued and outstanding capital.

As of September 30, 2009, without taking into account Cresud´s holding, the amount of 248,124,068 common stock of face value Ps. 1 each and 1 vote each are held by the rest of the shareholders. Such amount of shares represents 42.88% of the issued and outstanding capital stock.

As of September 30, 2009, there are no outstanding warrants or Convertible Notes to acquire the Company’s shares.

Below is an outline of the highlights of this period:

•

Net income for the first quarter of fiscal year 2010 amounted to Ps. 131.4 million, compared to a Ps. 70.3 million loss in the same period of the previous fiscal year. This is mainly attributable to the increase in our operating income and profits from our related company Banco Hipotecario S.A.

•

Operating results for the July-September 2009 period showed a Ps. 111.6 million profit compared to a Ps. 0.9 million loss recorded in the same period of the previous fiscal year. This improvement reflects the recovery of results from our Consumer Finance segment, which had recorded operating losses of Ps. 73.7 million during the first quarter of the previous fiscal year, whereas during the period in question it posted an operating income of Ps. 5.9 million.

•

Compared to the first quarter of the previous fiscal year, total revenues increased 20.5%, to Ps. 263.2 million, attributable to the following segments: Sales and Developments, Ps. 36.3 million; Offices and Other, 40.7 million; Shopping Centers, Ps. 113.8 million; Hotels: 29.2 million; and Consumer Finance: Ps. 43.2 million. Excluding the Consumer Finance segment, the revenues and operating result of the remaining segments increased by 29.7% to Ps. 220.0 million and 45.2% to Ps. 105.7 million, respectively.

•

The Shopping Center segment continued to show robust results despite the general deterioration of market conditions during the last year and the outbreak of the H1N1 Influenza that affected the flow of visitors to our shopping centers during the month of July, in the peak of the winter season. Both revenues and EBITDA from this segment increased in the region of 20%, whereas the EBITDA/Sales margins remained at levels above 77% and occupancy stood at around 98%.

•

Our offices and other lease properties had a satisfactory performance during the first quarter of this fiscal year compared to the same period of the previous fiscal year, although certain signs of stagnation were observed in terms of occupancy levels and market prices. Revenues from this segment increased 35.7% whereas the EBITDA rose 31.0%.

•

As concerns the Consumer Finance segment, during the first three months of fiscal year 2010 the trend in losses of the past quarters was reverted, thanks to the actions taken to in terms of capitalization and streamlining of business operations, confirming the diagnosis that had been made.

•

In connection with the Sales and Development segment, during this quarter we sold non-strategic office assets for around US$ 3,000 per square meter, reflecting the strength of the local real estate market, as such amount is close to the price paid by us for the purchase of premium properties before the world financial crisis. Moreover, we have started to compute the results of the Horizons project we are developing jointly with Cyrela, hand in hand with the progress of works and cash revenues arising from this venture.

•

Investments in the USA: Although IRSA’s strategic focus is real estate development and operations in Argentina, the current world scenario presents attractive investment opportunities in new markets. In this sense, in August 2009 we acquired an indirect interest in Hersha Hospitality Trust, a REIT that has 73 hotels located in major cities throughout the United States, becoming its principal shareholder. These hotels are operated under leading franchises that enjoy wide recognition in the market.

•

During this period we have increased our interest in Banco Hipotecario S.A. to 24.01% of its issued stock capital. The increase in this interest combined with the recovery in Banco Hipotecario’s net income has had a favorable impact on IRSA’s results.

•

IRSA resumes dividend payments: The Shareholders’ Meeting held on October 29, authorized the payment of Ps. 31.7 million in dividends, representing 20% of its net income for fiscal year 2009, according to the dividend policy set by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 11, 2009